H. GRADY THRASHER, IV

d: 404-760-6002

gthrasher@jtklaw.com

December 2, 2011

Alexandra M. Ledbetter

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC  20549

Re:

Joshua Gold Resources Inc., formerly known as Bio-Carbon Systems

International Inc. (the “Company”)

Preliminary Information Statement on Schedule 14C

Filed January 10, 2011

Amendment No. 2 to Form 10-K (“Amendment No. 2”) for Fiscal Year Ended December 31, 2010

Filed September 20, 2011

File No. 0-53809

Dear Ms. Ledbetter:

On behalf of the Company, we are responding to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 7, 2011 (the “Letter”) relating to the above referenced filings.

We have provided a copy of Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2010 (“Amendment No. 3”), clean and marked to show the changes that were made to Amendment No. 2.  For your convenience, we have repeated each comment from the Staff’s Letter immediately prior to our responses below.

Preliminary Information Statement on Schedule 14C

1.

We note your response to comment 2 from our letter to you dated August 29, 2011, as well as your earlier response to comment 13 from our letter to you dated January 28, 2011.  Please be advised that Exchange Act Rules 14a-3 to 14a-15 apply to every solicitation, except as specifically provided in Rule 14a-2.  It appears that your consent solicitation did not fall within any of the exceptions to the rule.  As such, please revise your information statement by filing a preliminary proxy statement on Schedule 14A.  You will need to re-conduct the solicitation.

Response:  We respectfully disagree with the Staff’s contention that a shareholder resolution authorizing the name change was a proxy or a solicitation under the Exchange Act Rules.  Despite the Company’s public filing status, it is still a small,

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closely held company.  The shareholders that executed the resolutions were involved with management in the decision process to change the Company’s name.

In our prior correspondence dated September 13, 2011 and July 22, 2011, we use the word “solicit” in our response because it was used by the Staff in its comments to us.  However, no “solicitation” took place as such term is defined under Exchange Act Rule 14a-1.  Specifically, each shareholder listed in our previous correspondence had been involved in the decision making process to change the name of the Company by actively participating in conference calls or other communication with Company management and had previously indicated that they wanted to change the Company’s name.  Discussions were held as to whether it would be more efficient to authorize this decision by holding a shareholder meeting or simply having the involved shareholders sign a resolution.  At the request of the involved shareholders (many of which are a great distance from the Company), the Company prepared a simple shareholder resolution to authorize the change of the Company name (sometimes called a consent resolution).  Pursuant to Exchange Act Rule 14a1-l, the terms “solicit and “solicitation” do not apply as the resolution that was sent to the shareholders at the shareholder’s request:

l.

Solicitation.

1.

The terms "solicit" and "solicitation" include . . . [omitted].

2.

The terms do not apply, however, to:

i.

The furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder;

[remainder of cite omitted].

We also note for the Staff that the document provided was not a “proxy” in the traditional sense – it did not give anyone the power to vote shares on a shareholder’s behalf; it was a shareholder resolution of the type signed many thousands of similar small business owners on a regular basis in all states.  While arguably the definition of a “proxy” under the Exchange Act Rules may be broad enough to cover some such shareholder resolutions, the document provided to the Company’s few shareholders was not the type of “consent” contemplated by Section 14a of the Exchange Act (as is required by the Exchange Act Rules definition of a “proxy”).  Specifically, it was not a consent in respect of a security (e.g., not a consent to vote the security in the future); instead, it was a shareholder resolution that permitted the shareholder to actually vote his or her security – no third party had any input on whether such shareholder’s vote would ever be made.

We also call the Staff’s attention to its Manual of Publicly Available Telephone Interpretations, Section N.11. Rule 14a-6(a):

The caller raised the question whether a preliminary proxy statement need be filed in connection with a proposed corporate name change to be submitted for shareholder approval at the issuer's annual meeting, along with a shareholder proposal and the election of directors. While the latter two items fall within one of five Rule 14a-6(a) exclusions from the preliminary proxy filing requirement, a change in the issuer's name to delete the surname of a long-dead founder that bore no relation to a change in the present membership of the board of directors would not appear to qualify for exclusion under the literal reading of the rule.

As set forth in Exchange Act Rel. No. 25217 (Dec. 21, 1987), the underlying purpose of these exclusions is "to relieve registrants and the Commission of unnecessary administrative burdens and processing costs associated with the filing the processing of proxy material that is currently subject to selective review in preliminary form." Consistent with this purpose and the reason for the name change proposal, the Division staff advised the requestor that a preliminary proxy filing relating to the planned name change was not required.

The instant facts are quite similar to the above. The Company was changing its name, a ministerial act that in many jurisdictions does not require shareholder approval.  Such an act does not fall squarely within the exclusions of Rule 14a-6(a) for those states where shareholder approval is required.  While it is unclear whether the caller is a closely held entity like the Company, the staff did find that given the facts and circumstances, to require a preliminary proxy would be inconsistent with the purpose of “relieving registrants and the Commission of unnecessary administrative burdens and processing costs . . . .”  A similar analysis should apply here.  Even if the Staff disagrees with our analysis that the shareholder resolution was neither a proxy nor a solicitation, then we believe that to require the Company to file a preliminary proxy statement would not be consistent with Commission policy as set forth above.

Respectfully, we request that the Staff withdraw its comment number 1 from its November 7, 2011 correspondence.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010

2.

We note your response to our comment 4 from our letter to you dated August 29, 2011, and your amended Form 10-K filed September 20, 2011.  We are unable to locate an audit report covering the reporting period from Inception (July 19, 2009) through December 31, 2009 and re-issue our prior comment.

Response:  The Company has included an audit report in Amendment No. 3 to cover the reporting period from Inception (July 10, 2009) through December 31, 2009.

Please find attached as Exhibit “A” hereto the Company’s letter to the Commission providing the requested Tandy representations.

If you have any questions regarding our responses to the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

Very truly yours,

JOYCE THRASHER KAISER & LISS, LLC

/s/ H. Grady Thrasher, IV

                                                                             H. Grady Thrasher, IV

Exhibit “A”

December 2, 2011

Alexandra M. Ledbetter

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:

Joshua Gold Resources Inc., formerly known as Bio-Carbon Systems

International Inc. (the “Company”)

Preliminary Information Statement on Schedule 14C

Filed January 10, 2011

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010

Filed September 20, 2011

File No. 0-53809

Dear Ms. Ledbetter:

In connection with the letter filed by our securities counsel on December 2, 2011 to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comment letter dated November 7, 2011, the Company acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Joshua Gold Resources Inc.

/s/ Benjamin Ward

Benjamin Ward

President, CEO, CFO and Director

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